UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IMPAX LABORATORIES, LLC

(Name of Subject Company (Issuer))

IMPAX LABORATORIES, LLC

(Name of Filing Person (Issuer))

2.00% Convertible Senior Notes Due 2022

(Title of Class of Securities)

45256BAE1

(CUSIP Number of Class of Securities)

Impax Laboratories, LLC

30831 Huntwood Ave

Hayward, CA 94544

Telephone: (510) 240-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Charles Ruck, Esq.

R. Scott Shean, Esq.

Wesley C. Holmes, Esq.

Ryan K. deFord, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$600,000,000	$74,700

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes Due 2022 (the “Notes”), as described herein, is $600,000,000, representing 100% of the principal amount of Notes outstanding as of May 7, 2018.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by Section 4.10 of the Indenture, dated as of June 30, 2015 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 6, 2017 (the “First Supplemental Indenture,” the Second Supplemental Indenture, dated as of May 4, 2018 (the “Second Supplemental Indenture” and the Base Indenture as supplemented by the First and Second Supplemental Indenture, the “Indenture”) between Impax Laboratories, LLC, a Delaware limited liability company (the “Company”) and Wilmington Trust, National Association, a national banking association, as Trustee (the “Trustee”), relating to the 2.00% Convertible Senior Notes Due 2022 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein and the Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated May 7, 2018 (as it may be amended and supplemented from time to time, the “Offer to Repurchase”), attached hereto as Exhibit (a)(1)(A), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to offer to repurchase for cash all of the outstanding Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on June 5, 2018 (the “Special Tender Date”) at a repurchase price equal to 100% of the principal amount thereof (the “Special Tender Price”). Pursuant to the terms of the Notes, the next regular interest payment date for the Notes is June 15, 2018. On the Special Tender Date, the Company will pay accrued and unpaid interest to, but excluding, June 15, 2018 to all Holders of record on the June 1, 2018 regular record date for that interest payment date, without regard to whether or not a Holder tenders its Notes. See Section 1.2 of the Offer to Repurchase for more info on the conversion of the Company to an LLC.

Holders may tender their Notes until 11:59 p.m., New York City time, on June 4, 2018 (the “Exercise Expiration Date”), which is the Business Day (as defined in the Indenture) before the Special Tender Date.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Repurchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Repurchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Impax Laboratories, LLC, a Delaware limited liability company. The address of the Company’s principal executive offices is 30831 Huntwood Ave Hayward, California and its telephone number is (510) 240-6000.

(b) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Notes” of the Offer to Repurchase is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 2.4 — Market for the Notes and the Company’s Common Stock” of the Offer to Repurchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Offer to Repurchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1) The information set forth in the section entitled “Summary Term Sheet,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Notes,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights —Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 4 — Right of Withdrawal,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights —Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and Its Affiliates” and “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 11 — Material U.S. Federal Income Tax Considerations” of the Offer to Repurchase is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Offer to Repurchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Except as noted in the information set forth in the sections entitled “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and Its Affiliates” of the Offer to Repurchase, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

The Company also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are as follows:

1. Confirmation regarding the base call option transaction, dated June 25, 2015, between Impax Laboratories, Inc. and Royal Bank of Canada (incorporated by reference to Exhibit 10.2 to Impax Laboratories, Inc.’s Current Report on Form 8-K, dated June 25, 2015).

2. Confirmation regarding the additional call option transaction, dated June 26, 2015, between Impax Laboratories, Inc. and Royal Bank of Canada (incorporated by reference to Exhibit 10.4 to Impax Laboratories, Inc.’s Current Report on Form 8-K, dated June 25, 2015).

3. Confirmation regarding the base warrant transaction, dated June 25, 2015, between Impax Laboratories, Inc. and Royal Bank of Canada (incorporated by reference to Exhibit 10.1 to Impax Laboratories, Inc.’s Current Report on Form 8-K, dated June 25, 2015).

4. Confirmation regarding the additional warrant transaction, dated June 26, 2015, between Impax Laboratories, Inc. and Royal Bank of Canada (incorporated by reference to Exhibit 10.3 to Impax Laboratories, Inc.’s Current Report on Form 8-K, dated June 25, 2015).

5. Termination Agreement, dated as of May 7, 2018 with respect to the base call option transaction confirmation, additional call option transaction confirmation, base warrant transaction confirmation and additional warrant transaction confirmation, between Impax Laboratories, LLC (f/k/a Impax Laboratories, Inc.) and Royal Bank of Canada (attached here as Exhibit (d)(9)).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 2.1 — The Company’s Obligation to Repurchase the Notes,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 7 — Plans or Proposals of the Company” and “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Offer to Repurchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Offer to Repurchase is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Special Tender Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Company Notice is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Offer to Repurchase is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Offer to Repurchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 13 — No Solicitations” of the Offer to Repurchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include financial information due to the fact that this information is not material to

Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Special Offer Repurchase Right is not subject to any financing conditions and the Special Offer Repurchase Right applies to all outstanding Notes.

(b) Pro Forma Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Special Offer Repurchase Right is not subject to any financing conditions and the Special Offer Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Special Offer Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Offer to Repurchase is incorporated herein by reference.

(c) The information set forth in the Offer to Repurchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A) Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of 2.00% Convertible Senior Notes Due 2022, dated May 7, 2018.

(a)(1)(B) Form of Repurchase Notice.

(a)(1)(C) Summary Advertisement published on May 7, 2018.

(b) Not applicable.

(d)(1) Indenture dated as of June 30, 2015 between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 30, 2015).

(d)(2) First Supplemental Indenture, dated as of November 6, 2017, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 7, 2017).

(d)(3) Second Supplemental Indenture, dated as of May 4, 2018, between the Company and the Trustee.

(d)(4) Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among the Company, Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a wholly-owned subsidiary of the Company, and K2 Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of the Company, as amended on November 21, 2017 and December 16, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 17, 2017).

(d)(5) Confirmation regarding the base call option transaction, dated June 25, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.2 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(6) Confirmation regarding the additional call option transaction, dated June 26, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.4 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(7) Confirmation regarding the base warrant transaction, dated June 25, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.1 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(8) Confirmation regarding the additional warrant transaction, dated June 26, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.2 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(9) Termination Agreement dated as of May 7, 2018 with respect to the base call option transaction confirmation, additional call option transaction confirmation, base warrant transaction confirmation and additional warrant transaction confirmation, between Impax Laboratories, LLC and Royal Bank of Canada.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPAX LABORATORIES, LLC

By:	/s/ Bryan M. Reasons
Name:	Bryan M. Reasons
Title:	Chief Financial Officer

Dated: May 7, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of 2.00% Convertible Senior Notes Due 2022, dated May 7, 2018.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Summary Advertisement published on May 7, 2018.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 30, 2015 between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 30, 2015).

(d)(2)	First Supplemental Indenture, dated as of November 6, 2017, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 7, 2017).

(d)(3)	Second Supplemental Indenture, dated as of May 4, 2018, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated May 7, 2018).

(d)(4)	Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among the Company, Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a wholly-owned subsidiary of the Company, and K2 Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of the Company, as amended on November 21, 2017 and December 16, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 17, 2017).

(d)(5)	Confirmation regarding the base call option transaction, dated June 25, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.2 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(6)	Confirmation regarding the additional call option transaction, dated June 26, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.4 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(7)	Confirmation regarding the base warrant transaction, dated June 25, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.1 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(8)	Confirmation regarding the additional warrant transaction, dated June 26, 2015, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.3 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated June 25, 2015).

(d)(9)	Termination Agreement dated as of May 7, 2018 with respect to the base call option transaction confirmation, additional call option transaction confirmation, base warrant transaction confirmation and additional warrant transaction confirmation, between Impax Laboratories, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 10.5 to Impax Laboratories, LLC’s Current Report on Form 8-K, dated May 7, 2018).

(g)	Not applicable.

(h)	Not applicable.